File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                           HIDROTERMICA SAN JUAN, S.A.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

         Foreign utility status is claimed by Hidrotermica San Juan, S.A. ("San Juan"), located in San Juan, Argentina. San Juan is the owner of Ullum, a 45 megawatt hydroelectric power plant and Sarmiento, a 33 megawatt gas combustion power plant.

     San Juan is an indirectly 98 percent owned subsidiary of The AES Corporation and the owner and operator of the two power generating facilities.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




By : __________________________

William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Arlington, Virginia 22209
(703) 522-1315


Dated :  February 11, 1998